SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of  May ,    2004 .
                                          -------   -----

                              HILTON RESOURCES LTD.
                     --------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F    X     Form 40-F
                              -------               --------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes            No       X
                            --------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.


                                              Hilton Resources Ltd.

Date  May 10, 2004                            By /s/ Nick DeMare
     --------------------------               -----------------------------
                                              Nick DeMare, President & CEO

                              HILTON RESOURCES LTD.

      #1305 - 1090 West Georgia Street Vancouver, British Columbia, V6E 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                       Website: www.hiltonresourcesltd.com
                       TSX Venture: HPM       OTCBB: HPMOF

--------------------------------------------------------------------------------

NEWS RELEASE                                                        MAY 10, 2004


                               3RD QUARTER RESULTS

VANCOUVER, CANADA - HILTON RESOURCES LTD. (TSXV-HPM AND OTCBB-HPMOF) Mr. Nick DeMare, President, provides the interim financial results of the Company for the quarter ended February 29, 2004.

                                                           THREE MONTHS ENDED               NINE MONTHS ENDED
                                                     -----------------------------    -----------------------------
                                                     FEBRUARY 29,     FEBRUARY 28,    FEBRUARY 29,     FEBRUARY 28,
                                                        2004             2003            2004             2003
                                                          $                $               $                $

REVENUES

Petroleum and natural gas sales                                 -                -               -           83,780
                                                     ------------     ------------    ------------     ------------
OTHER EXPENSES

Production                                                      -                -               -           54,817
General and administrative                                110,840          115,780         210,692          473,599
Stock based compensation                                  117,324                -         117,324                -
Depreciation, depletion and impairment                          -         (119,066)               -       4,650,704
Research, development and marketing                             -           13,241               -          195,088
Due diligence                                                   -          159,708               -          159,708
                                                     ------------     ------------    ------------     ------------
                                                          228,164          169,663         328,016        5,533,916
                                                     ------------     ------------    ------------     ------------
OPERATING LOSS                                           (228,164)        (169,633)       (328,016)      (5,450,136)
                                                     ------------     ------------    ------------     ------------
OTHER INCOME (EXPENSES)

Interest and other income                                   3,315           15,240          13,638           38,753
Interest expense on debentures                            (34,509)         (61,524)       (161,946)        (352,986)
                                                     ------------     ------------    ------------     ------------
                                                          (31,194)         (46,284)       (148,308)        (314,233)
                                                     ------------     ------------    ------------     ------------
NET LOSS FOR THE PERIOD                                  (259,358)        (215,947)       (476,324)      (5,764,369)
                                                     ============     ============    ============     ============

BASIC AND DILUTED LOSS PER SHARE                           $(0.02)          $(0.05)         $(0.07)          $(1.28)
                                                     ============     ============    ============     ============

OPERATIONS

During the nine months ended February 29, 2004, the Company recorded a loss of $476,324 ($0.07 per share) compared to a loss of $5,764,369 ($1.28 per share) for the comparable 2003 period. During the 2003 period, the Company had recorded a charge of $4,650,704 for depreciation, depletion and impairment relating primarily to the abandonment of the Company's petroleum activities and $195,088 for research, development and marketing in the proprietary software programs. The Company ceased to record the petroleum activities in November 2002 and software activities in May 2003.

Hilton Resources Ltd.                                               News Release
May 10, 2004                                                              Page 2




General and administrative costs decreased by $262,907, from $473,599 in 2003 to $210,692 in 2004 due mainly to the reduced operations, abandonment of petroleum and proprietary software program activities. During the nine months ended February 29, 2004, the Company has incurred $23,576 (2003 - $63,000) in management fees provided by the current and former President of the Company and $34,894 (2003 - $66,799) in accounting and administrative fees provided by a company controlled by the current President of the Company. In 2003, the Company had incurred general and administrative costs to maintain three offices for head office activities, petroleum activities and proprietary software activities.

During the nine months ended February 29, 2004, the Company sold marketable securities for $7,448, resulting in a gain of $2,196. In addition, the Company recovered $18,000 for costs previously incurred. These costs have been recorded as a cost recovery in general and administrative.

During the nine months ended February 29, 2004, the Company recorded a non-cash charge of $117,324 attributed to the granting of 700,000 stock options to employees, directors and consultants.

Interest expense on debentures decreased by $191,040, from $352,986 in 2003 to $161,946 in 2004, reflecting the retirement of debentures of $1,248,093 and accrued interest outstanding of $17,328 through the issuance of 6,322,139 common shares. In addition, during fiscal 2003 the Company paid $161,710 of bonus interest to the debenture holders who converted their debentures into common shares.

LIQUIDITY AND CAPITAL RESOURCES

During the nine months ended February 29, 2004, the Company completed two private placements for 4,030,000 units for gross cash proceeds of CDN $403,000 and for 675,000 units for gross cash proceeds of CDN $135,000. Subsequent to February 29, 2004, the Company completed a private placement for 1,425,000 units, at a price of CDN$0.23 per unit. The funds raised will be used for general working capital purposes and related exploration costs on the acquisition of the El Nayar Project in Mexico.

EL NAYAR PROJECT

On January 26, 2004, the Company received a qualifying technical report in support of its option agreement. The report has been filed with the TSX Venture Exchange. The Company has received conditional approval and commenced with the first phase $50,000 sampling and data compilation program of the underground workings between the La Castellana and San Buenaventura adits.

On April 13, 2004, the Company announced the assay results for the first 20 channel samples taken on the El Nayar project. The samples were taken from the newly discovered El Norte vein system of breccias, stockworks and quartz veins over a horizontal strike length of 100 meters; the vein has been mapped over a total horizontal distance of 390 meters and over a vertical height of 200 plus meters.

Hilton Resources Ltd.                                               News Release
May 10, 2004                                                              Page 3


                                                              COMPOSITE     TRUE VEIN -
SAMPLE NUMBER *              AU         AG         WIDTH        WIDTH      BRECCIA WIDTH     AU          AG
                           (G/T)       (G/T)      (METERS)     (METERS)       (METERS)      (G/T)       (G/T)


LC-751 - Vn                 1.1        251.9        0.30
LC-752 - Bx                 0.04        30.2        0.90         1.20           1.20         0.31        85.6
LC-753 - Vn                 4.8        853.6        0.15
LC-754 - Bx                 0.1         56.8        1.50         1.65           1.65         0.53       129.2
LC-755 - Bx                 0.86       181.5        1.00
LC-756 - Vn                 9.7       1370.9        0.30         1.30           1.30         2.90       456.0
LC-757 - VnBx               0.44       259.6        1.00         1.00           1.00         3.35       670.9
LC-758 - Bx - HW            0.06        12.7        0.48
LC-759 - Vn                 0.72       252.6        0.70
LC-760 - Bx - FW            0.06        44.3        1.90
LC-761 - Bx - FW            0.13       191.5        1.51
LC-762 - Bx                 0.53       263.3        1.40
LC-763 - VnBx               0.91       203.3        1.10         7.09           4.00         0.36       162.0
LC-764 - Vn                 0.05        29.1        0.90         0.90           0.90         1.16       277.6
LC-765 - Bx - FW            0.01        16.0        1.25
LC-766 - Vn                 0.69       544.5        0.80         2.05           2.05         0.28       222.2
LC-767 - Bx                 0.01         2.9        1.20
LC-768 - Vn - HW            0.03        13.3        1.60
LC-769 - Vn                 0.09        22.2        2.00         4.80           4.80         0.05        14.4
LC-770 - Bx                 0.61       250.1        0.79         0.79            N/A         0.61       250.1

*  Bx = Breccia;  Vn = Vein;  HW = Hanging Wall;  FW = Foot Wall

Initial surface mapping and sampling is being conducted and additional results will be released when available. The analytical results and calculations were reviewed by John Nebocat, P.Eng., a "Qualified Person", who has visited the property previously and wrote the qualifying technical report. Mr. Nebocat has not yet seen the newly discovered El Norte vein or the sample locations.

The next phase of the current work program, which will start immediately, is road construction that will both expose the full width of the vein system for sampling, and provide access for drilling. The El Nayer claim group contains 6,835 hectares overlying a sequence of volcanic units that host epithermal silver and gold mineralization. All the areas of known mineralization, and the newly discovered El Norte vein system, are located well within the limits of mining exploration concessions in which the Company has the option to acquire a 100% interest.

Channel samples were crushed at the GM LACME Preparation Laboratory in Guadalajara to 70% minus 10 mesh and pulverized to greater than 90% passing 150 mesh. The pulps are sent by GM LACME directly to International Plasma Lab Ltd. in Vancouver, Canada for analysis. The samples are digested in an aqua regia and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

UPDATE OF CORPORATE ACTIVITIES

Mr.  Andrew  Carter  has  been  appointed  to the  position  of  Executive  Vice
President. Mr. Carter has an extensive background, initially in the mining industry and then as a commercial financial executive.

ON BEHALF OF THE BOARD                       INVESTOR INFORMATION CONTACT:

/s/ NICK DEMARE                              Des O'Kell at 1-888-303-3361 or
----------------------
Nick DeMare, President                       email:   des@elandjennings.com

                                             WEBSITE: www.hiltonresourcesltd.com


FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

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